
<ARTICLE> 5
<MULTIPLIER> 1,000

<PERIOD-TYPE>                   12-MOS
<FISCAL-YEAR-END>                          DEC-31-1997
<PERIOD-START>                             JAN-01-1997
<PERIOD-END>                               DEC-31-1997
<CASH>                                           8,204
<SECURITIES>                                         0
<RECEIVABLES>                                   28,276
<ALLOWANCES>                                    11,196
<INVENTORY>                                     92,081
<CURRENT-ASSETS>                               167,622
<PP&E>                                         175,052
<DEPRECIATION>                                  76,882
<TOTAL-ASSETS>                                 287,814
<CURRENT-LIABILITIES>                           60,952
<BONDS>                                        141,300
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                          0
<COMMON>                                           137
<OTHER-SE>                                      75,193
<TOTAL-LIABILITY-AND-EQUITY>                   287,814
<SALES>                                        465,913
<TOTAL-REVENUES>                               515,372<F1>
<CGS>                                          288,408
<TOTAL-COSTS>                                  444,726
<OTHER-EXPENSES>                                 2,041
<LOSS-PROVISION>                                    73
<INTEREST-EXPENSE>                              13,718
<INCOME-PRETAX>                                 54,887
<INCOME-TAX>                                    21,337
<INCOME-CONTINUING>                                  0
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0
<CHANGES>                                      (3,961)<F2>
<NET-INCOME>                                    37,511
<EPS-PRIMARY>                                      .87<F3>
<EPS-DILUTED>                                      .87<F3>

<F1>Includes net royalties of $49.5 million.
<F2>Effective January 1, 1997, the Company changed its method of accounting for product display fixtures located in its wholesale customers' retail stores, whereby the costs for such fixtures will be capitalized and amortized over five years using the straight-line method. In prior years, these costs had been expensed as incurred. The Company believes that this new method will more closely match the long-term benefit that the product display fixtures provide with the expected future revenue from such fixtures. The cumulative effect of the change in accounting principle, recorded in the first quarter of 1997, is calculated based upon the retroactive effect of applying the new accounting method to prior year fixture acquisitions. The cumulative effect of the change in accounting principle of $4.0 million (after reduction for income tax expense of $2.7 million) is included in earnings for the year ended December 31, 1997. Excluding the cumulative effect of the change in accounting principle, the effect of the change during 1997 was to increase net earnings by approximately $6.2 million or $0.14 per share.
<F3>Earnings per share includes the effect of a one-time change in accounting principle, which was equivalent to $0.09 per share. Earnings per share, excluding the effect of the accounting change, was $0.78 per share-basic. Diluted earnings per share were the same as basic earnings per share.

